MARK GRANVILLE-SMITH

September 16, 1999

To: Board of Directors-AmeriNet Group

From: Mark Granville-Smith

Please accept my resignation as a board member of AmeriNet Group. My primary business requires my full-time attention.

Sincerely,

/s/ Mark Granville-Smith
Mark Granville-Smith

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